EXHIBIT 99.1

Navios Maritime Partners L.P. Reports

Financial Results for the Fourth Quarter and Year

Ended December 31, 2017

•	Revenue: $211.7 million for the year; $59.3 million for Q4

•	Net cash from operating activities: $53.9 million for the year; $16.0 million for Q4

•	Adjusted EBITDA: $133.1 million for the year; $37.1 million for Q4

•	Eight drybulk vessels added 2017-2018 YTD

2017: Five vessels (net) added

o	Seven younger (average age of 7.4 years at acquisition) drybulk vessels acquired

o	Two older (average age of 20 years) drybulk vessels sold

2018 YTD: Two drybulk vessels added

Agreement to charter in a vessel

MONACO, February 5, 2018 – Navios Maritime Partners L.P. (“Navios Partners” or the “Company”) (NYSE: NMM), an international owner and operator of container and drybulk vessels, today reported its financial results for the fourth quarter and year ended December 31, 2017.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners stated, “I am pleased with the results for the fourth quarter and full year of 2017. For the fourth quarter, Navios Partners reported revenue of $59.3 million and Adjusted EBITDA of $37.1 million. For the full year, Navios Partners reported revenue of $211.7 million and Adjusted EBITDA of $133.1 million.”

Angeliki Frangou continued, “Navios Partners is a dynamic growth platform, with favorable operating costs and no near-term cash requirements. We have been investing in the future by enlarging and renewing our drybulk fleet; during the past 12 months, Navios Partners expanded its drybulk fleet by 37% and reduced the average age of this fleet by 12%. In a recovering market, we are positioned to generate significant free cash flow.”

Fleet Renewal Program

•	Acquisition of Two Panamax Vessels in 2018

In January 2018, Navios Partners agreed to acquire two 2006-built Panamax vessels of approximately 74,500 dwt each, for a total purchase price of $22.0 million. The vessels are expected to be delivered to Navios Partners’ owned fleet within the first quarter of 2018. One of the vessels is chartered out for $9,375 net per day until May/November 2018 and the other vessel is chartered out for $9,844 net per day until March/August 2018.

•	Agreement to Charter – in a Vessel

In November 2017, Navios Partners entered into a 10-year bareboat charter-in agreement for a Kamsarmax vessel of approximately 81,000 dwt. Navios Partners has the option to acquire the vessel after the end of the fourth year. The vessel is expected to be delivered within the second half of 2019.

•	Acquisition of Seven Drybulk Vessels in 2017

During 2017, Navios Partners acquired seven drybulk vessels with an average age of 7.4 years at acquisition for a total purchase price of $156.2 million. The vessels had a combined capacity of 925,832 dwt. All vessels were delivered to Navios Partners’ owned fleet by September 2017.

•	Sale of Two Drybulk Vessels in 2017

In December 2017, the Company completed the sale of the Navios Gemini S, a 1994-built Panamax vessel of 68,636 dwt. The vessel was sold to an unrelated third party for a total net sale price of $4.1 million. In April 2017, the Company sold the Navios Apollon, a 2000-built Ultra-Handymax vessel of 52,073 dwt. The vessel was sold to an unrelated third party for a total net sale price of $4.8 million. The average age of the two vessels was 20 years.

Debt Developments

In January 2018, Navios Partners secured a new $14.3 million credit facility with a commercial bank in order to partially finance the acquisition of two Panamax vessels. The facility matures in the first quarter of 2023, has a 6-year amortization profile and bears interest at LIBOR plus 300 bps per annum.

Long-Term Cash Flow

Navios Partners has entered into medium to long-term time charter-out agreements for its vessels with a remaining average term of approximately 2.0 years. Navios Partners has currently contracted out 63.5% of its available days for 2018, 17.8% for 2019 and 15.8% for 2020, including index-linked charters, respectively, expecting to generate revenues (excluding index-linked charters) of approximately $108.5 million, $55.5 million and $65.9 million, respectively. The average expected daily charter-out rate for the fleet is $19,845, $24,763 and $29,992 for 2018, 2019 and 2020, respectively.

EARNINGS HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Partners has compiled consolidated statements of operations for the three month periods and the years ended December 31, 2017 and 2016. The quarterly 2017 and 2016 information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA, Adjusted EBITDA, Adjusted Earnings per Common unit, Adjusted Net Income and Operating Surplus are non-GAAP financial measures and should not be used in isolation or substitution for Navios Partners’ results calculated in accordance with U.S. GAAP.

(in $‘000 except per unit data)	Three Month Period Ended December 31, 2017 (unaudited)		Three Month Period Ended December 31, 2016 (unaudited)		Year Ended December 31, 2017 (unaudited)		Year Ended December 31, 2016 (unaudited)
Revenue	$59,269		$49,665		$211,652		$190,524
Net loss	$(22,815)		$(2,088)		$(14,851)		$(52,549)
Adjusted Net Income	$10,357	(1)	$7,920	(4)	$21,781	(2)	$14,613	(5)
Net cash provided by operating activities	$16,029		$21,902		$53,934		$56,527
EBITDA	$3,939		$23,642		$99,344		$76,908
Adjusted EBITDA	$37,111	(1)	$33,650	(4)	$133,059	(3)	$123,544	(6)
Earnings per Common unit (basic and diluted)	$(0.15)		$(0.02)		$(0.11)		$(0.62)
Adjusted Earnings per Common unit (basic and diluted)	$0.07	(1)	$0.09	(4)	$0.16	(2)	$0.17	(5)
Operating Surplus	$25,503		$24,049		$92,615		$84,958
Maintenance and Replacement Capital expenditure reserve	$4,058		$2,975		$14,859		$11,899

(1)	Adjusted Net Income, Adjusted EBITDA and Adjusted Earnings per Common unit for the three month period ended December 31, 2017 have been adjusted to exclude a $30.3 million impairment loss on one of our vessels, a $2.4 million impairment loss related to the sale of one of our vessels and a $0.5 million equity compensation expense.

(2)	Adjusted Net Income and Adjusted Earnings per Common unit for the year ended December 31, 2017 have been adjusted to exclude a $4.1 million gain on change in control from Navios Maritime Containers Inc.’s (“Navios Containers”) deconsolidation, a $3.2 million write-off of deferred finance fees and discount related to the refinancing of the Term Loan B Facility, a $30.3 million impairment loss on one of our vessels, a $2.4 million impairment loss related to the sale of one of our vessels, a $1.9 million equity compensation expense, a $1.5 million allowance for doubtful accounts, a $1.3 million loss related to the sale of one of our vessels, and a $0.4 million relating to the reactivation costs of four laid-up vessels of Navios Containers.

(3)	Adjusted EBITDA for the year ended December 31, 2017 has been adjusted to exclude a $4.1 million gain on change in control from Navios Containers’ deconsolidation, a $30.3 million impairment loss on one of our vessels, a $2.4 million impairment loss related to the sale of one of our vessels, a $1.9 million equity compensation expense, a $1.5 million allowance for doubtful accounts, a $1.3 million loss related to the sale of one of our vessels, and a $0.4 million relating to the reactivation costs of four laid-up vessels of Navios Containers.

(4)	Adjusted Net Income, Adjusted EBITDA and Adjusted Earnings per Common unit for the three month period ended December 31, 2016 have been adjusted to exclude a $10.0 million impairment loss related to the sale of one of our vessels.

(5)	Adjusted Net Income and Adjusted Earnings per Common unit for the year ended December 31, 2016 have been adjusted to exclude a $27.2 million impairment loss related to the sale of two of our vessels, a $19.4 million loss on the sale of the HMM securities and a $20.5 million loss from the non-cash accelerated amortization of the intangible assets relating to two vessels.

(6)	Adjusted EBITDA the year ended December 31, 2016 has been adjusted to exclude a $27.2 million impairment loss related to the sale of two of our vessels and a $19.4 million loss on the sale of the HMM securities.

Three month periods ended December 31, 2017 and 2016

Time charter and voyage revenues from Navios Partners for the three month period ended December 31, 2017 increased by $9.6 million or 19.3% to $59.3 million, as compared to $49.7 million for the same period in 2016. The increase in time charter and voyage revenues was primarily due to: (i) the increase in revenue following the acquisition of the seven vessels in 2017 and one vessel in December 2016; and (ii) the increase in Time Charter Equivalent rate per day (“TCE”) to $17,160 per day for the three month period ended December 31, 2017, from $16,954 per day for the three month period ended December 31, 2016. The above increase was partially mitigated by the decrease in revenue due to the sale of the MSC Cristina and the Navios Apollon. The available days of the fleet increased to 3,376 days for the three month period ended December 31, 2017, as compared to 2,854 days for the three month period ended December 31, 2016, mainly due to the increased fleet.

EBITDA of Navios Partners for the three month period ended December 31, 2017 was negatively affected by the accounting effect of a: (i) $30.3 million impairment loss of the Navios Hope; (ii) $2.4 million impairment loss on the sale of the Navios Gemini S; and (iii) $0.5 million equity compensation expense. EBITDA for the three months ended December 31, 2016 was negatively affected by the accounting effect of a $10.0 million impairment loss on the sale of the Navios Apollon. Excluding these items, Adjusted EBITDA increased by $3.5 million to $37.1 million for the three month period ended December 31, 2017, as compared to $33.6 million for the same period in 2016. The increase in Adjusted EBITDA was primarily due to: (i) a $9.6 million increase in revenue; (ii) a $0.2 million decrease in general and administrative expenses; and (iii) an $0.8 million increase in equity in net earnings of affiliated companies. The above increase was partially mitigated by a: (i) $0.1 million increase in time charter and voyage expenses; (ii) $2.3 million increase in management fees due to the increased fleet; (iii) $4.6 million decrease in other income; and (iv) $0.1 million increase in other expenses.

The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended December 31, 2017 and 2016 was $4.1 million and $3.0 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an operating surplus for the three month period ended December 31, 2017 of $25.5 million, as compared to $24.0 million for the three month period ended December 31, 2016. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net Income of Navios Partners for the three month period ended December 31, 2017 was negatively affected by the accounting effect of a: (i) $30.3 million impairment loss of the Navios Hope; (ii) $2.4 million impairment loss on the sale of the Navios Gemini S; and (iii) $0.5 million equity compensation expense. Net income for the three month period ended December 31, 2016 was negatively affected by the accounting effect of a $10.0 million impairment loss on the sale of the Navios Apollon. Excluding these items, Adjusted Net Income for the three month period ended December 31, 2017 amounted to $10.4 million as compared to $7.9 million for the three month period ended December 31, 2016. The increase in Adjusted Net Income of $2.4 million was due to: (i) a $0.1 million decrease in direct vessel expenses comprising of the amortization of dry dock and special survey costs; (ii) a $0.4 million decrease in depreciation and amortization expense; (iii) an $0.8 million increase in interest income; and (iv) a $3.5 million increase in adjusted EBITDA. The above increase was partially mitigated by a $2.2 million increase in interest expense and finance cost, net.

Years ended December 31, 2017 and 2016

Time charter and voyage revenues from Navios Partners for the year ended December 31, 2017 increased by $8.8 million or 4.6% to $199.3 million, as compared to $190.5 million for the same period in 2016. The increase in time charter and voyage revenues was primarily due to the increase in revenue following the acquisition of the seven vessels in 2017 and one vessel in December 2016. The above increase was partially mitigated by: (i) the decrease in revenue due to the sale of the MSC Cristina and the Navios Apollon; and (ii) the decrease in TCE to $16,025 per day for the year ended December 31, 2017, from $16,364 per day for the year ended December 31, 2016. The available days of the fleet increased to 12,193 days for the year ended December 31, 2017, as compared to 11,296 days for the year ended December 31, 2016, mainly due to the increased fleet.

Time charter and voyage revenues from Navios Containers for the period from April 28, 2017 (date of inception) to August 29, 2017 amounted to $12.4 million. Available days of the fleet were 627 days for the period from April 28, 2017 (date of inception) to August 29, 2017 and TCE for the period amounted to $19,338. There were no operations in the corresponding period in 2016.

EBITDA of Navios Partners for the year ended December 31, 2017 was affected by the accounting effect of a: (i) $4.1 million gain on change in control from Navios Containers’ deconsolidation; (ii) $30.3 million impairment loss of the Navios Hope; (iii) $2.4 million impairment loss on the sale of the Navios Gemini S; (iv) $1.5 million allowance for doubtful accounts; (v) $1.3 million loss related to the disposal of the MSC Cristina and; (vi) $1.9 million equity compensation expense. EBITDA for the year ended December 31, 2016 was negatively affected by the accounting effect of a: (i) $27.2 million impairment loss on the sale of the MSC Cristina and the Navios Apollon; and (ii) $19.4 million loss on the sale of the HMM securities. Excluding these items, Adjusted EBITDA increased by $3.0 million to $126.6 million for the year ended December 31, 2017, as compared to $123.5 million for the same period in 2016. The increase in Adjusted EBITDA was primarily due to: (i) an $8.8 million increase in revenue; (ii) a $1.8 million decrease in time charter and voyage expenses; (iii) a $1.9 million decrease in other expenses; and (iv) a $0.9 million increase in equity in net earnings of affiliated companies. The above increase was partially mitigated by a: (i) $3.4 million increase in management fees due to the increased fleet; (ii) $2.2 million increase in general and administrative expenses; and (iii) $4.6 million decrease in other income.

EBITDA of Navios Containers for the period from April 28, 2017 (date of inception) to August 29, 2017 was negatively affected by the accounting effect of $0.4 million relating to the reactivation costs of four laid-up vessels. Excluding this item, Adjusted EBITDA was $6.7 million for the period from April 28, 2017 to August 29, 2017.

The reserve for estimated maintenance and replacement capital expenditures for the year ended December 31, 2017 and 2016 was $14.9 million and $11.9 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an operating surplus for the year ended December 31, 2017 of $92.6 million, as compared to $85.0 million for the year ended December 31, 2016. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net Income of Navios Partners for the year ended December 31, 2017 was affected by the accounting effect of a: (i) $4.1 million gain on change in control from Navios Containers’ deconsolidation; (ii) $30.3 million impairment loss of the Navios Hope; (iii) $2.4 million impairment loss on the sale of the Navios Gemini S; (iv) $3.2 million write-off of deferred finance fees and discount related to the refinancing of the Term Loan B Facility; (v) $1.5 million allowance for doubtful accounts; (vi) $1.3 million loss related to the disposal of the MSC Cristina; and (vii) $1.9 million equity compensation expense. Net income for the year ended December 31, 2016 was negatively affected by the accounting effect of a: (i) $27.2 million impairment loss on the sale of the MSC Cristina and the Navios Apollon; (ii) $19.4 million loss on the sale of the HMM securities; and (iii) $20.5 million loss from the non-cash accelerated amortization of the intangible assets relating to two vessels. Excluding these items, Adjusted Net Income for the year ended December 31, 2017 amounted to $21.0 million as compared to $14.6 million for the year ended December 31, 2016. The increase in Adjusted Net Income of $6.4 million was due to a: (i) $4.0 million decrease in depreciation and amortization expense; (ii) $2.9 million increase in interest income; and (iii) $3.0 million increase in Adjusted EBITDA. The above increase was partially mitigated by a: (i) $0.3 million increase in direct vessel expenses, comprising of the amortization of dry dock and special survey costs; and (ii) $3.2 million increase in interest expense and finance cost, net.

Net income of Navios Containers for the period from April 28, 2017 (date of inception) to August 29, 2017 was negatively affected by the accounting effect of $0.4 million relating to the reactivation costs of four laid-up vessels. Excluding this item, Adjusted Net Income was $1.0 million for the period from April 28, 2017 to August 29, 2017. There were no operations in the corresponding period in 2016.

Fleet Employment Profile

The following table reflects certain key indicators of Navios Partners’ core fleet performance (excluding Navios Containers) for the three month and years ended December 31, 2017 and 2016.

	Three Month Period Ended December 31, 2017 (unaudited)	Three Month Period Ended December 31, 2016 (unaudited)	Year Ended December 31, 2017 (unaudited)	Year Ended December 31, 2016 (unaudited)
Available Days(1)	3,376	2,854	12,193	11,296
Operating Days(2)	3,357	2,848	12,071	11,279
Fleet Utilization(3)	99.4%	99.8%	99.0%	99.8%
Time Charter Equivalent (per day)	$17,160	$16,954	$16,025	$16,364
Vessels operating at period end	36	32	36	32

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Partners’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.

(4)	TCE rate: Time Charter Equivalent rate per day is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call Details:

Navios Partners’ management will host a conference call today, Monday, February 5, 2018 to discuss the results for the fourth quarter and year ended December 31, 2017.

Call Date/Time: Monday, February 5, 2018 at 8:30 am ET

Call Title: Navios Partners Q4 2017 Financial Results Conference Call

US Dial In: +1.866.394.0817

International Dial In: +1.706.679.9759

Conference ID: 758 0339

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 758 0339

Slides and audio webcast:

There will also be a live webcast of the conference call, through the Navios Partners website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A supplemental slide presentation will be available on the Navios Partners’ website under the “Investors” section by 8:00 am ET on the day of the call.

About Navios Maritime Partners L.P.

Navios Maritime Partners L.P. (NYSE: NMM) is a publicly traded master limited partnership which owns and operates container and drybulk vessels. For more information, please visit our website at www.navios-mlp.com.

About Navios Maritime Containers Inc.

Navios Maritime Containers Inc. (N-OTC: NMCI) is a growth vehicle dedicated to the container sector of the maritime industry. For more information, please visit its website at www.navios-containers.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events including Navios Partners’ 2018 cash flow generation, future contracted revenues, future distributions and its ability to have a dividend going forward, opportunities to reinvest cash accretively in a fleet renewal program or otherwise, potential capital gains, our ability to take advantage of dislocation in the market and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters.

These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Partners at the time these statements were made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra-Handymax and Container vessels in particular, fluctuations in charter rates for dry cargo carriers and container vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with the Securities and Exchange Commission, including its Form 20-Fs and Form 6-Ks. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Contacts

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

+1 (212) 661 7566

naviospartners@capitallink.com

EXHIBIT 1

NAVIOS MARITIME PARTNERS L.P.

SELECTED BALANCE SHEET DATA

(Expressed in thousands of U.S. Dollars except unit data)

	December 31, 2017 (unaudited)	December 31, 2016 (unaudited)
ASSETS
Cash and cash equivalents, including restricted cash	$29,933	$25,088
Vessels, net	1,099,015	1,037,206
Vessel held for sale	—	125,000
Other assets (including current and non-current)	168,274	62,334
Intangible assets	8,080	18,952

Total assets	$1,305,302	$1,268,580

LIABILITIES AND PARTNERS’ CAPITAL
Other current liabilities	$27,661	$24,919
Current portion of long-term debt, net	26,586	74,031
Long-term debt, net	466,877	449,745
Other non-current liabilities	16,468	39,676
Total partners’ capital	767,710	680,209

Total liabilities and partners’ capital	$1,305,302	$1,268,580

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Three Month Period Ended December 31, 2017 (unaudited)	Three Month Period Ended December 31, 2016 (unaudited)	Year Ended December 31, 2017 (unaudited)	Year Ended December 31, 2016 (unaudited)
Time charter and voyage revenues	$59,269	$49,665	$211,652	$190,524
Time charter and voyage expenses	(1,342)	(1,283)	(4,158)	(5,673)
Direct vessel expenses	(1,649)	(1,710)	(7,172)	(6,381)
Management fees (entirely through related parties transactions)	(17,221)	(14,890)	(67,310)	(59,209)
General and administrative expenses	(5,198)	(4,885)	(17,163)	(12,351)
Depreciation and amortization	(16,221)	(16,615)	(72,760)	(92,370)
Vessel impairment losses	(32,677)	(10,008)	(32,677)	(27,201)
Loss on sale of securities	—	—	—	(19,435)
Interest expense and finance cost, net	(9,844)	(7,606)	(38,225)	(31,247)
Interest income	961	201	3,277	541
Gain on change in control	—	—	4,068	—
Other income	634	5,258	9,884	14,523
Other expense	(334)	(215)	(5,133)	(4,270)
Equity in net earnings of affiliated companies	807	—	866	—

Net loss	$(22,815)	$(2,088)	$(14,851)	$(52,549)
Less: Net income attributable to the noncontrolling interest	—	—	$(239)	—

Net loss attributable to Navios Partners unitholders	$(22,815)	$(2,088)	$(15,090)	$(52,549)

	Three Month Period Ended December 31, 2017 (unaudited)	Three Month Period Ended December 31, 2016 (unaudited)	Year Ended December 31, 2017 (unaudited)	Year Ended December 31, 2016 (unaudited)
Loss per unit:
Common unit (basic and diluted)	$(0.15)	$(0.02)	$(0.11)	$(0.62)

NAVIOS MARITIME PARTNERS L.P.

Other Financial Information

(Expressed in thousands of U.S. Dollars except unit data)

	Year Ended December 31, 2017 (Unaudited)	Year Ended December 31, 2016 (Unaudited)
Net cash provided by operating activities	$53,934	$56,527
Net cash (used in)/ provided by investing activities	(187,211)	5,051
Net cash provided by/ (used in) financing activities	139,964	(70,968)

Increase in cash and cash equivalents	$6,687	$9,390

EXHIBIT 2

Owned Drybulk Vessels	Type	Built	Capacity (DWT)
Navios Soleil	Ultra-Handymax	2009	57,337
Navios La Paix	Ultra-Handymax	2014	61,485
Navios Christine B	Ultra-Handymax	2009	58,058
Navios Libra II	Panamax	1995	70,136
Navios Felicity	Panamax	1997	73,867
Navios Galaxy I	Panamax	2001	74,195
Navios Hyperion	Panamax	2004	75,707
Navios Alegria	Panamax	2004	76,466
Navios Orbiter	Panamax	2004	76,602
Navios Helios	Panamax	2005	77,075
Navios Hope	Panamax	2005	75,397
Navios Sun	Panamax	2005	76,619
Navios Sagittarius	Panamax	2006	75,756
Navios Harmony	Panamax	2006	82,790
Navios Prosperity I	Panamax	2007	75,527
Navios Libertas	Panamax	2007	75,511
Navios Fantastiks	Capesize	2005	180,265
Navios Aurora II	Capesize	2009	169,031
Navios Pollux	Capesize	2009	180,727
Navios Fulvia	Capesize	2010	179,263
Navios Melodia	Capesize	2010	179,132
Navios Luz	Capesize	2010	179,144
Navios Buena Ventura	Capesize	2010	179,259
Navios Joy	Capesize	2013	181,389
Navios Beaufiks	Capesize	2004	180,310
Navios Ace	Capesize	2011	179,016
Navios Sol	Capesize	2009	180,274
Navios Symphony	Capesize	2010	178,132
Navios Aster	Capesize	2010	179,314

Vessels to be delivered	Type	Built	Capacity (DWT)	Delivery Date
Navios TBN I	Panamax	2006	74,475	Q1 2018
Navios TBN II	Panamax	2006	74,477	Q1 2018

Chartered-in vessels	Type	Built	Capacity (DWT)	Delivery Date
Navios TBN III	Kamsarmax	2019	81,000	H2 2019

Owned Container Vessels	Type	Built	Capacity (TEU)
Hyundai Hongkong	Container	2006	6,800
Hyundai Singapore	Container	2006	6,800
Hyundai Tokyo	Container	2006	6,800
Hyundai Shanghai	Container	2006	6,800
Hyundai Busan	Container	2006	6,800
YM Utmost	Container	2006	8,204
YM Unity	Container	2006	8,204

EXHIBIT 3

Disclosure of Non-GAAP Financial Measures

1. EBITDA and Adjusted EBITDA

EBITDA represents net income/(loss) attributable to Navios Partners’ unitholders before interest and finance costs, before depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA before equity compensation expense, loss on sale of vessel, impairment losses and allowance for doubtful accounts, reactivation costs, write-off of deferred finance charges and gain on change in control. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by/(used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) amortization and write-off of deferred finance charges and other related expenses, (v) allowance for doubtful accounts, (vi) equity in net earnings of affiliated companies, (vii) payments for drydock and special survey costs, (viii) gain/(loss) on sale of assets/subsidiaries, (ix) impairment charges, (x) non-cash accrued interest income and amortization of deferred revenue, (xi) gain/(loss) on debt repayments, (xii) equity compensation expense, (xiii) gain on change in control and (xiv) noncontrolling interest. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA represents EBITDA excluding certain items, as described under “Earnings Highlights.”

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Partners’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Partners’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

2. Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense, estimated maintenance and replacement capital expenditures and one-off items. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

3. Available Cash

Available Cash generally means for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the Board of Directors to:

•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

4. Reconciliation of Non-GAAP Financial Measures

	Three Month Period Ended December 31, 2017 ($ ‘000) (unaudited)	Three Month Period Ended December 31, 2016 ($ ‘000) (unaudited)	Year Ended December 31, 2017 ($ ‘000) (unaudited)	Year Ended December 31, 2016 ($ ‘000) (unaudited)
Net cash provided by operating activities	$16,029	$21,902	$53,934	$56,527
Net increase in operating assets	9,140	3,269	35,097	37,133
Net increase/ (decrease) in operating liabilities	811	(3,085)	5,033	(4,524)
Net interest cost	8,883	7,405	34,949	30,706
Amortization and write-off of deferred financing cost	(1,779)	(986)	(9,744)	(4,003)
Non cash accrued interest income and amortization of deferred revenue	3,154	—	12,512	—
Equity compensation expense	(495)	(93)	(1,904)	(93)
Gain on change in control	—	—	4,068	—
Vessel impairment losses	(32,677)	(10,008)	(32,677)	(27,201)
Loss on disposal of shares	—	—	—	(19,435)
Gain on debt prepayment	—	2,140	—	2,140
Non cash accrued interest income from receivable from affiliates	66	3,151	204	5,717
Allowance for doubtful accounts	—	—	(1,495)	—
Loss on vessel disposal	—	—	(1,260)	—
Noncontrolling interest	—	—	(239)	—
Equity in net earnings of affiliated companies	807	(53)	866	(59)

EBITDA(1)	$3,939	$23,642	$99,344	$76,908
Allowance for doubtful accounts	—	—	1,495	—
Loss on vessel disposal	—	—	1,260	—
Loss on disposal of shares	—	—	—	19,435
Equity compensation expense	495	—	1,904	—
Reactivation cost	—	—	447	—
Gain on change in control	—	—	(4,068)	—
Vessel impairment losses	32,677	10,008	32,677	27,201

Adjusted EBITDA	$37,111	$33,650	$133,059	$123,544
Cash interest income	235	1	1,045	7
Cash interest paid	(7,785)	(6,627)	(26,630)	(26,694)
Maintenance and replacement capital expenditures	(4,058)	(2,975)	(14,859)	(11,899)

Operating Surplus	$25,503	$24,049	$92,615	$84,958
Cash reserves	(25,503)	(24,049)	(92,615)	(84,958)

Available cash for distribution	$—	$—	$—	$—

(1)

	Three Month Period Ended December 31, 2017 ($ ‘000) (unaudited)	Three Month Period Ended December 31, 2016 ($ ‘000) (unaudited)	Year Ended December 31, 2017 ($ ‘000) (unaudited)	Year Ended December 31, 2016 ($ ‘000) (unaudited)
Net cash provided by operating activities	$16,029	$21,902	$53,934	$56,527
Net cash (used in)/ provided by investing activities	$(7,685)	$(15,341)	$(187,211)	$5,051
Net cash (used in)/ provided by financing activities	$(8,978)	$(29,780)	$139,964	$(70,968)